Exhibit 99.1

NEWS RELEASE

BOYD GROUP SERVICES INC.

ANNOUNCES NEW CHIEF OPERATING OFFICER FOR THE U.S. COLLISION BUSINESS AND NEW CHIEF COMMERCIAL OFFICER

Winnipeg, Manitoba – April 22, 2026 – Boyd Group Services Inc. (TSX: BYD; NYSE:BGSI) (“BGSI”, “Boyd”, or “the Boyd Group”) is pleased to announce the appointment of Steve Hoeft as Chief Operations Officer for the Boyd Group’s U.S. collision business and the appointment of Zach Balthrop as Chief Commercial Officer for the Boyd Group.

Mr. Hoeft joins Boyd following nine years with Bridgestone Americas, where he most recently served as President of the Commercial Truck Group since 2022. In that role, he led a large-scale business unit across the U.S. and Canada, with responsibility spanning multiple channels, including OEM, commercial dealer and national fleet accounts. Key areas of responsibility included oversight of a commercial network of approximately 4,000 locations, as well as key functions such as product planning, demand planning and supply chain. Prior to his time at Bridgestone Americas, Steve held leadership positions at Brink’s, Inc., Advance Auto Parts, and Corporate Express (a Staples, Co.).

Mr. Balthrop has been with the company since 2024 and has served as the leader of Boyd’s South Division, where he has consistently delivered strong performance and operational excellence. Prior to his time at Boyd, Zach most recently held the role of Chief Commercial Officer at FYX Fleet and the role of Senior Vice President, Sales, Marketing and Customer Experience at Pep Boys Auto Service and Tires. As Chief Commercial Officer, he will be focused on leveraging the sales resources we have across the company to holistically support all lines of business and continue to enhance and expand our client relationships. Cameron Dickson, who previously held the role of Chief Operating Officer at Joe Hudson’s Collision Center prior to the acquisition by Boyd, will take over the role of Senior Vice President of Boyd’s South Division.

“These enhancements to our leadership structure have been implemented to add further strength to our executive team and align our organization with the evolving needs of the business,” said Brian Kaner, President and Chief Executive Officer of the Boyd Group. “Steve Hoeft’s extensive experience across a large commercial network of approximately 4,000 locations makes him the ideal leader to champion our operational strategy. In this role, he will oversee the U.S. Collision Operations, Mobile Solutions, Procurement, Continuous Improvement & Operational Excellence, as well as Safety, ensuring we continue to strengthen our market position, advance our strategic and corporate objectives and deliver the highest quality service across our U.S. collision business.”

“The creation of the Chief Commercial Officer role is a key step in our growth strategy,” continued Mr. Kaner. “Zach’s leadership will be instrumental in driving our commercial efforts by overseeing sales, client performance, M&A, and marketing across our business units. Together, these appointments enhance our leadership depth and position the organization to execute on its strategic priorities,” concluded Mr. Kaner.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. Boyd Group Services Inc. shares trade on the Toronto Stock Exchange (TSX) under the symbol BYD and the New York Stock Exchange (NYSE) under the symbol BGSI. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at http://www.boydgroup.com.

About The Boyd Group Inc.

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer scanning and calibration services. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at http://www.boydgroup.com.

For further information, please contact:

Investor Relations

Boyd Group Services Inc.

ir@boydgroup.com

Caution concerning forward-looking statements

Statements made in this press release, other than those concerning historical information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “project”, “target”, “plan”, “goal” or the negative thereof or similar variations.

The forward-looking statements in this press release include, without limitation, statements regarding: Boyd’s outlook and expectations regarding performance relative to industry peers; trends and industry conditions; execution of the Company’s growth strategy and outlook; progress on Project 360 initiatives; the Company’s financial metric goals, including for Adjusted EBITDA margin; growth opportunities presented by the Company’s increased scale, greater market density, expanded platform and fragmentation; the Company’s ability to execute on the pipeline of approximately eight to ten start-up locations per quarter, including expectations to open eight start-up locations in the first quarter of 2026; the Company’s ability to activate the stores in its development pipeline for 2026; and the Company’s ability to deliver sustained growth and value creation for shareholders and customers.

Forward-looking statements are subject to significant risks and uncertainties and are based on a number of assumptions and estimates. Forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements. Risks and uncertainties related to Boyd’s business include, but are not limited to, risks and uncertainties relating to: acquisition and new location risk; employee relations and staffing; operational performance; brand management and reputation; market environment change; reliance on technology; corporate governance; decline in number of insurance claims; low capture rates; supply chain risk; margin pressure and sales mix changes; economic downturn; changes in client relationships; environmental, health and safety risk; climate change and weather conditions; pandemic risk; competition; access to capital; dependence on key personnel; tax position risk; increased government regulation and tax risk; fluctuations in operating results and seasonality; risk of litigation; execution on new strategies; insurance risk; interest rates; U.S. health care costs and workers compensation claims; foreign currency risk; capital expenditures; public company costs; foreign private issuer status; differences in Canadian and U.S. corporate and securities laws; enforceability against foreign persons and of foreign judgments; intellectual property; and energy costs; and Boyd’s success in anticipating and managing the foregoing risks.

We caution that the foregoing list of factors is not exhaustive and that when reviewing our forward-looking statements, investors and others should refer to the “Business Risks and Uncertainties” section of Boyd’s Annual Information Form, the “Business Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis of Operating Results and Financial Position and our other periodic filings with Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.ca and www.sec.gov. All forward-looking statements presented herein should be considered in conjunction with such filings. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements.

The forward-looking statements in this press release reflect the Boyd’s current expectations, assumptions and/or beliefs based on information currently available, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the Company’s ability to complete the integration of acquired businesses within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of acquired businesses; the impact of acquisitions on growth; the accuracy and completeness of the information (including financial information) regarding acquired businesses; the absence of significant undisclosed costs or liabilities associated with acquisitions; the successful implementation of margin improvement initiatives; the future performance and results of our business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with those expressed or implied in such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this presentation describe the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

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